UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 27, 2023, Sanofi issued the press releases attached hereto as Exhibit 99.1 and Exhibit 99.2 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

99.1	Press release issued by Sanofi on April 27, 2023, regarding completion of its acquisition of Provention Bio, Inc.

99.2	Global press release issued by Sanofi on April 27, 2023, regarding completion of its acquisition of Provention Bio, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 27, 2023	SANOFI

	By	/s/ Alexandra Roger
	Name:	Alexandra Roger
	Title:	Head of Securities Law and Capital Markets